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                                   Filed By: Jupiter Media Metrix, Inc.
                                   Pursuant to Rule 425 under the
                                   Securities Act of 1933 and deemed filed
                                   pursuant to Rule 14a-12 under the
                                   Securities Exchange Act of 1934.

                                   Subject Company: Jupiter Media Metrix, Inc.

                                   Commission File No: 000-25943


[NETRATINGS LOGO][JUPITER MEDIA METRIX LOGO][AC NIELSEN eRATINGS.COM]

Q&A


NetRatings, the fastest growing Internet audience measurement and analysis firm, Jupiter Media Metrix, a leader in Internet and new technology analysis and measurement, and ACNielsen eRatings.com, a leading Internet audience measurement venture with operations outside the U.S., are combining to create an even stronger, more efficient and customer-focused organization that delivers research solutions that help businesses make decisions about the Internet and new technologies.

Q. WHY IS NETRATINGS ACQUIRING JUPITER MEDIA METRIX AND ACNIELSEN ERATINGS.COM?

A. This transaction creates a global leader in Internet measurement and research, bringing together unique assets that include world-class, innovative, and market-leading products and services, brands, technologies, research methodologies, and people. This opportunity will allow us to leverage the combined synergies of three companies that share a vision of taking global Internet measurement and research to a new level. In addition, we have identified significant efficiencies in bringing the businesses together - allowing us to invest strategically as we the meet the needs of a large customer base in an evolving marketplace.

Q. WHAT ARE THE BENEFITS OF THE TRANSACTIONS?

A. We will assemble a winning team from the three operating entities - NetRatings, Jupiter Media Metrix and ACNielsen eRatings.com - and will focus on the development and delivery of key services that will help all digitally driven businesses. Our customers will win through the consolidation of the best of the NetRatings, Jupiter Media Metrix and ACNielsen eRatings.com products that utilize our combined, best-of-breed methodology and technology.

Following the close of these transactions, NetRatings will continue to have the largest media research quality panels and broadest global coverage in the industry. The transactions will

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also expand the breadth and depth of services NetRatings provides via the
Jupiter analyst research and AdRelevance advertising measurement services.

The combination will allow us build a more solid business, focused on meeting the needs of our customers and accelerating the growth of our business worldwide. We also expect to realize significant operating efficiencies as we integrate the companies into one entity.

Q. WHAT ARE THE TERMS OF THE TRANSACTIONS?

A. In the transaction, Jupiter Media Metrix stockholders may elect to receive .1490 NetRatings shares or $1.95 in cash in exchange for each Jupiter Media
Metrix share. The merger agreement provides that no more than 50 percent nor less than 30 percent of the aggregate transaction consideration will be paid in cash. The transaction will be taxable to the Jupiter Media Metrix stockholders. The transaction is conditioned on the clearance of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act, approval by the Jupiter Media Metrix stockholders and other customary conditions.

NetRatings will issue 1,256,000 shares to ACNielsen in exchange for the portion of ACNielsen eRatings.com owned by ACNielsen. In connection with the transaction, ACNielsen will grant to NetRatings a license to use its proprietary audience sampling methodology and the "Nielsen" trademark outside North America and will provide ACNielsen eRatings.com with marketing, panel management and back-office services and personnel for a period of five years. The transaction will be subject to customary closing conditions as well as completion of the Jupiter Media Metrix transaction.

Q. WHAT WILL NETRATINGS' LINES OF BUSINESS INCLUDE?

A. The company will deliver Internet Audience and Advertising Measurement services, enabling businesses to make informed business decisions regarding their Internet media and commerce strategies, and Analyst Research services, helping business executives understand how the Internet and new technologies change marketing and commerce.

Q. HOW MANY CLIENTS WILL NETRATINGS HAVE, AND WHO ARE THEY?

A. NetRatings will count more than 1,500 leading media companies, advertisers, ad agencies and marketers, consulting firms, financial institutions and technology companies as clients. There is less than ten percent overlap in revenues between the organizations. The client list will include over 25 percent of the Fortune 500, and contain diverse businesses such as AT&T, AOL Time Warner, Delta Airlines, Disney, IBM, Microsoft, General Motors, Procter&Gamble, Viacom and Yahoo!

Q. HOW WILL CLIENTS BENEFIT FROM THIS COMBINATION?

A. Clients will benefit from stronger Internet measurement and research services delivered by a company that offers:

         -        A customer-driven philosophy

         - Industry standard measurement services based on high quality, proven technologies and methodologies

         - Industry-focused analyst research, supported by extensive proprietary data.

         - Innovation that is focused on meeting the evolving needs of a dynamic and demanding marketplace

         -        Strong global coverage with significant operating efficiencies


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         -        A strong balance sheet and fiscal discipline

Q. WHAT TECHNOLOGY AND METHODOLOGY WILL THE COMPANY USE TO CREATE AND DELIVER ITS INTERNET AUDIENCE MEASUREMENT PRODUCTS?

A. The company will take advantage of the combined assets - panels, data collection technologies, and processing and delivery tools - to develop the best-of-breed tools that support the creation and delivery of high quality, comprehensive Internet Audience Measurement products and services. We plan to leverage several of the key advantages of Jupiter Media Metrix' metering technology, namely connected application tracking and AOL proprietary channel tracking, as we integrate the best of both technologies into one meter.



Q. HOW WILL THE COMPANY COMBINE AND INTEGRATE PRODUCT OFFERINGS?

A. The combined company will deliver a comprehensive suite of Audience and Advertising Measurement and Analyst Research products. We plan to unify the product line, removing redundancies, while fully leveraging services such as Jupiter Research and AdRelevance, which are incremental and complementary to NetRatings' current product offering. We will be working over the next few months to formalize this plan so that we can begin the implementation immediately upon closing. As part of our product line transition we will be forming a client advisory board to help us make the best possible decisions.

Q. WHICH RATINGS SHOULD CLIENTS RELY ON PRIOR TO CLOSING?

A. NetRatings and Jupiter Media Metrix will continue to deliver audience measurement services, uninterrupted, until the audience measurement services are fully integrated, and clients should continue to use the services as they do today. The resulting service will leverage our findings and the combined strengths of NetRatings and Jupiter Media Metrix - and we will continue to provide significant value to clients.

Q. WILL THERE BE ANY CHANGES IN BRAND AND/OR PRODUCT NAMES?

A. We will retain the NetRatings corporate name, as well as the Jupiter Research brand. The Nielsen//NetRatings, Media Metrix and AdRelevance brands all have strong brand equity and we will determine the optimal brand strategy over the coming months.

Q. WHAT WILL THE COMBINED COMPANY BE NAMED, AND WHERE WILL IT BE
HEADQUARTERED?

A. The company will operate as NetRatings, with headquarters in Milpitas, California. The Company will, of course, continue to have a strong presence in New York City, where the Jupiter Research business is based.

Q. HOW WILL THE SENIOR MANAGEMENT TEAM BE STRUCTURED?

A. Dave Toth will continue as CEO of NetRatings, and Jack Lazar will continue as CFO. We are also announcing the appointment of Bill Pulver, formerly president of ACNielsen eRatings.com, as President and COO of NetRatings. Upon closing, Dave will be stepping down to pursue other entrepreneurial interests and Bill will assume the position of CEO for the combined company. Bill has extensive management experience in media and market research in his more than 20 years at ACNielsen, prior to starting up ACNielsen eRatings.com. The complete management structure for the combined company will be determined as part of the integration process.


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Q. HOW MANY EMPLOYEES DOES EACH COMPANY HAVE? HOW MANY WILL THE COMBINED
ORGANIZATION HAVE?

A. NetRatings currently has 143 employees, Jupiter Media Metrix has 440, and ACNielsen eRatings.com has 140. We will be assessing our organizational needs over the next several months and intend to achieve efficient staffing levels soon after closing.

Q. WHAT IS THE STATUS OF THE PATENT INFRINGEMENT LAWSUIT?

A. NetRatings and Jupiter Media Metrix have agreed to defer the patent litigation proceedings and the lawsuit will terminate upon closing.



Q. WHAT IMPACT DOES THIS HAVE ON NETRATINGS' BUSINESS MODEL?

A. The business will continue to be based on a traditional, syndicated subscription model, with recurring, predictable revenue streams. Like NetRatings' services, Jupiter Media Metrix' measurement and analyst research products are sold via subscription, with less than 10 percent of their annual revenues coming from non-syndicated business.

Q. WHAT COST-SAVINGS AND EFFICIENCIES DO YOU EXPECT TO REALIZE FROM THIS TRANSACTION?

A. As we integrate the businesses, we expect to identify efficiencies in panel and operations groups, research and product development, and administrative functions.


CAUTION REQUIRED BY CERTAIN SEC RULES

In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203 and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings' proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such


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individuals is included in Jupiter Media Metrix' proxy statement dated April 13,
2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

NetRatings and Jupiter Media Metrix will each be filing with the SEC, within a few days, Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and the applicable company as identified above.

SAFE HARBOR STATEMENT

This question and answer document contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

         - Risks associated with the conditions to the closing of the Jupiter Media Metrix and ACNielsen eRatings.com transactions and the possibility that these conditions might not be met as to either or both of the transactions

         - Risks associated with the successful integration of the acquired businesses and the realization of the anticipated benefits of the two transactions

         - Risks associated with the rapidly evolving market for the Company's products

         - The increasing competitive market for Internet audience measurement and analytical services

         -        Risks related to the growth of online advertising

         - The combined company's ability to manage international expansion and significant growth in the future

         - The combined company's dependence on ACNielsen in connection with international operations in the event that the ACNielsen eRatings.com transaction is not completed

         - Uncertainties about future costs of building and maintaining our audience measurement panels

Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the 3 month period ended June 30, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Each of these documents is on file with the SEC and is available free of charge, in the manner described above. Additional information will also be set forth in NetRatings' quarterly report on Form 10Q for the 3 month period ending on Sept. 30, 2001, which will be filed with the SEC in the near future. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of the Company.

For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the


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company's quarterly reports on Form 10-Q that are filed with the SEC. Jupiter
Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise.


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